SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

INTERNET GOLD-GOLDEN LINES LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

Internet Gold-Golden Lines Ltd.

The following exhibit has been filed as part of this Form 6-K/A:

EXHIBIT NO.	DESCRIPTION

99.1

A proposal received from the “Searchlight Group” for the purchase of Internet Gold’s shares in B Communications Ltd. and the execution of an investment in B Communications Ltd. while executing an arrangement with the debenture holders.

This Report is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable U.S. state securities laws. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

Date: April 10, 2019	By	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1

A proposal received from the “Searchlight Group” for the purchase of Internet Gold’s shares in B Communications Ltd. and the execution of an investment in B Communications Ltd. while executing an arrangement with the debenture holders.

This Report is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable U.S. state securities laws. We will not make any public offering of the securities in the United States.  The securities have not been and will not be registered under the U.S. Securities Act.

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